EXHIBIT 12
NEWELL RUBBERMAID INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Earnings available for fixed charges:
Income before income taxes	$164.4	$127.5	$220.6	$175.8
Fixed charges:
Interest expense	41.2	33.6	79.3	67.6
Portion of rent determined to be interest (1)	6.7	8.7	13.8	17.6
Equity earnings	(0.3)	(0.3)	(0.5)	(0.5)

	$212.0	$169.5	$313.2	$260.5

Fixed charges:
Interest expense	$41.2	$33.6	$79.3	$67.6
Portion of rent determined to be interest (1)	6.7	8.7	13.8	17.6

	$47.9	$42.3	$93.1	$85.2

Ratio of earnings to fixed charges	4.43	4.01	3.36	3.06

(1)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.